SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. ____3__)

ARADIGM CORPORATION

____________________________________________

(Name of Issuer)

Common Stock, no par value

____________________________________________

(Title of Class of Securities)

38505103

_________________________

(CUSIP Number)

February 10, 2003

_________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

  Rule 13d-1(c)

☐ Rule 13d-1(c)

1.

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

State Street Research & Management Company
#13-31424135

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

☐ (b) ☒
3.

SEC USE ONLY

4.
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
2,077,890

6.

SHARED VOTING POWER

22,043,114

7.

SOLE DISPOSITIVE POWER

2,077,890

8.	SHARED DISPOSITIVE POWER
0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,121,004

10.	CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
57.14%

12.	TYPE OF REPORTING PERSON
IA

Item 1(a).	Name of Issuer:
Aradigm Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:
3929 Point Eden Way
Hayward, CA 94545

Item 2(a).	Name of Person Filing:
State Street Research & Management Company

Item 2(b).	Address of Principal Business Office, or if None, Residence: One Financial Center, 30th Floor
Boston, MA 02111-2690

Item 2(c).	Citizenship
Delaware corporation

Item 2(d).	Title of Class of Securities
Common Stock

Item 2(e).	CUSIP Number
38505103

Item 3.

If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance Company registered under Section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under Section 8 of the Investment Company Act.

(e) ☒ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 24,121,004
(b) Percent of Class: 57.14%
(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 2,077,890

(ii) shared power to vote or to direct the vote: 22,043,114
(iii) sole power to dispose or to direct the disposition of: 2,077,890

(iv) shared power to dispose or direct the disposition of: 0
None of the shares listed above are owned of record by State Street Research & Management Company ("State Street Research"). The shares listed above as to which State Street Research has the sole power to vote and dispose are owned of record by certain mutual funds and/or institutional accounts managed by State Street Research as investment advisor. State Street Research disclaims any beneficial interest in such shares. The shares listed above as to which State Street Research may be deemed to have shared power to vote are owned of record by certain parties to a voting agreement described in Item 8 below. State Street Research disclaims any beneficial interest in such shares.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

See response to Item 5 above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(b) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

At the request of the Issuer in connection with a private placement financing transaction by the Issuer, certain accounts managed by State Street Research (the "Signatory Accounts") and certain other shareholders of the Issuer (the "Other Shareholders") entered into a Voting Agreement, dated February 10, 2003 (the "Voting Agreement," a copy of which is attached hereto as Exhibit 1), providing, among other things, that each of the Signatory Accounts and the Other Shareholders would vote all shares of voting capital stock of the Issuer registered in their respective names or beneficially owned by them to approve the financing transaction and the agreements contemplated thereby. As a result of the execution of the Voting Agreement, the Signatory Accounts and the Other Shareholders may be considered a "group" for the purposes of Regulation 13D-G under the Exchange Act. State Street Research explicitly disclaims that any such group exists and disclaims any beneficial interest in any securities owned by the Other Shareholders as well as the Signatory Accounts.

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group in their individual capacity.

Item 10. Certification

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

____________________________

(Date)

_____________________________

(Signature)

Mary T. Lomasney

Senior Vice President/Director of Compliance

____________________________

(Name/Title)